Exhibit (d)(2)(a)

Invesco Australia Limited

Acknowledgement and Waiver of

Notice of Termination of Investment Sub-Advisory Agreement

January 14, 2015

In connection with the Notice of Termination dated January 14, 2015 (the “Notice”) of the Investment Sub-Advisory Agreement dated January 18, 2011 (the “Agreement”) by and among Invesco PowerShares Capital Management LLC (“IPCM”) and Invesco Australia Limited (“IAL”) from IPCM, IAL hereby acknowledges receipt of the Notice from IPCM to terminate the Agreement with respect to IAL.

In addition, pursuant to Section 15 of the Agreement, IAL hereby waives the requirement under Section 13(c)(ii) of the Agreement that IPCM provide sixty days written notice to IAL of the termination of the Agreement. IAL hereby agrees that such termination shall become effective at the close of business on January 16, 2015.

Executed as of the day set forth above.

Invesco Australia Limited

By:	/S/ Nick Burrell
Name: Nick Burrell
Title: Company Secretary